Filed by American Tower Corporation

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: SpectraSite, Inc.

(Commission File No.: 001-31769)

This filing relates to a planned business combination between American Tower Corporation (“American Tower”) and SpectraSite, Inc. (“SpectraSite”) pursuant to the terms of an Agreement and Plan of Merger, dated as of May 3, 2005 (the “Merger Agreement”), by and among American Tower, SpectraSite and Asteroid Merger Sub, LLC. The Merger Agreement will be filed with the Securities and Exchange Commission as an exhibit to the Report on Form 8-K to be filed by American Tower.

On May 4, 2005, members of American Tower’s and SpectraSite’s management made the following presentation in connection with the May 4, 2005 conference call to discuss the merger. The presentation was made publicly available via the American Tower website, and an archived copy of the presentation has been posted and is accessible on the American Tower website.

America’s Leading Tower Company

May 4, 2005

Statements herein regarding the proposed transaction between American Tower and SpectraSite, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about American Tower and SpectraSite management’s future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of American Tower’s and SpectraSite’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of American Tower and SpectraSite shareholders to approve the transaction; the ability of American Tower to successfully integrate SpectraSite’s operations and employees; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers and employees; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in American Tower’s and SpectraSite’s filings with the Securities and Exchange Commission (“SEC”), including each company’s Annual Report on Form 10-K for the year ended December 31, 2004, which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and American Tower and SpectraSite disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof. Definitions to GAAP measures are provided at the end of this presentation.

Cautionary Language Concerning Forward-Looking Statements

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction, American Tower plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus. INVESTORS AND SECURITY HOLDERS OF AMERICAN TOWER AND SPECTRASITE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN TOWER, SPECTRASITE, THE PROPOSED TRANSACTION AND RELATED MATTERS. The final Joint Proxy Statement/Prospectus will be mailed to shareholders of American Tower and SpectraSite. Investors and security holders of American Tower and SpectraSite will be able to obtain copies of the Registration Statement and the Joint Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about American Tower and SpectraSite, without charge, at the SEC’s website http://www.sec.gov. These documents may also be obtained for free from American Tower by directing a request to American Tower Corporation, Investor Relations, 116 Huntington Ave, Boston, MA 02116 or for free from SpectraSite by directing a request to SpectraSite at SpectraSite, Inc., 400 Regency Forest Drive, Cary, NC 27511, Attention: Secretary.

Participants in Solicitation

American Tower, SpectraSite and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from American Tower and SpectraSite shareholders in respect of the proposed transaction. Information regarding American Tower’s participants is available in American Tower’s Annual Report on Form 10-K for the year ended December 31, 2004, and the proxy statement, dated April 27, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Information regarding SpectraSite’s participants is available in SpectraSite’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement, dated March 31, 2005, for its 2005 annual meeting of shareholders, which are filed with the SEC. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Joint Proxy Statement/Prospectus to be filed with the SEC.

Transaction Overview

Jim Taiclet, CEO

American Tower Corporation

North America’s Premier Tower Company

Maintain / enhance position of industry scale

US Tower base increases from 12K to 20K

Increases share of typical ‘Big 6’ carrier network from 10% to approximately 20%

Greater flexibility to structure win-win contracts with carriers, further enhancing market share

Addition of in-building / distributed antenna systems

Maximize return on investment through operational performance

Significantly larger revenue base to spread fixed SG&A costs in addition to $30 -$35 mm of cost synergies

Proportionally more sites in top 100 major markets

Identify and apply best practices from both companies

Draw the best talent from both companies

Provide compelling total return to shareholders

Lower SSI financial leverage provides incremental financial flexibility

Accelerates ability to return cash to shareholders

Greater size increases diversification and may ultimately lower costs of capital

Greater capitalization broadens shareholder base

Transaction Summary

Transaction: Stock-for-stock merger

Exchange Ratio: 3.575 shares of AMT per SSI share

Ownership: Approximately 59% AMT / 41% SSI

Timeline: Second half 2005 closing expected

Board: 6 AMT board members

4 SSI board members (including Stephen Clark and Tim Biltz)

Chairman & CEO: Jim Taiclet

Other Executives: Brad Singer, Steven Moskowitz, Michael Gearon, Hal Hess

Transaction Pricing

AMT and SSI are priced at comparable multiples

NPV of synergies (approximately $400 million) exceeds the premium (approximately $300 million)

Parameter ($ in millions, except per share data) AMT SSI

Price / Share (5/3/05) $17.21 $56.20

Price / Share @ 3.575x 61.53

Equity Value ($ bn) $4.6 $3.1

Firm Value ($ bn) 7.5 3.8

2005 Free Cash Flow $209 $136 (a)

2005 Discretionary Free Cash Flow 247 176 (a)

Equity Value / 2005 Free Cash Flow 21.2x (b) 22.9x

Equity Value / Discretionary 2005 Free Cash Flow 18.0 (b) 17.7

(a) Includes $35 million in cost synergies.

(b) AMT includes add back of cash interest of $6.825 mm from in-the-money 3.25% convert notes due August 1, 2010, which have a conversion price of approximately $12.22 per share.

SpectraSite History and Transaction Rationale

Stephen Clark, President & CEO

SpectraSite, Inc.

SpectraSite History

1997 1997

SpectraSite was founded with focus on tower ownership in large metropolitan markets

Highest growth potential

1997 1997 2004

Acquired ~5,300 towers from Nextel and SBC

Primarily located in top 100 markets

2,500 towers built by SpectraSite or acquired from other carriers

Today

Leading position in top 25, 50 and 100 BTAs

Industry leading revenue and EBITDA growth over last 3 years Expansion into in-building antenna systems with exclusive rights to >300 properties (shopping malls, casinos, etc.)

Over 80 installed units with plans to build 100+/year

Represents attractive revenue opportunity

Transaction Rationale

SSI 2004 Strategic Review

Extensive review of alternatives to maximize value for shareholders:

Reinvest in existing core tower business Develop new ancillary business opportunities Return capital to shareholders Strategic combination

Strategic Combination with AMT

Combined footprint attractive to existing customers and next generation network builds Significant opportunity to reduce costs through synergies Manageable integration risks In-building / DAS opportunity Enhanced opportunity to return capital to shareholders over the long term Premium for SSI shareholders

Strategic and Operational Benefits

Jim Taiclet, CEO

American Tower Corporation

Key Industry Themes Support Transaction

Increasing wireless traffic driven by increased subscribers, more minutes of use and greater data usage Carriers are seeking to improve coverage as a competitive response to improve customer satisfaction 3G / wireless broadband deployment gaining momentum Potential impact of carrier consolidation mitigated by need for network quality improvements and GSM/CDMA/iDEN technology incompatibility

Expect multi-year network integration process

The combined tower portfolio better positions American Tower to meet its customers’growing needs growing needs

Broad and Compelling US Wireless Footprint

Combined US Tower Portfolio

Portfolio Highlights:

SSI Sites AMT Sites

Over 20,000 US tower sites

Over 85% of wireless towers are in the Top 100 BTA’s and Core market areas:

Other 13%

Core Markets 23%

51-100 BTA 17%

1-50 BTA

47%

Significant Presence in Top US Markets

Over 85% of AMT Pro Forma U.S. Sites are in Top 100 BTA’s or Core Markets Over

Number of U.S. Towers

25,000 20,000 15,000 10,000 5,000 0

AMT Pro Forma (1) AMT Standalone (1) GSL (2) CCI SSI Standalone

BTA 1-50 BTA 51-100 Core Markets Other

(1) AMT Standalone and AMT Pro Forma exclude approximately 2,400 towers in Brazil and Mexico. (2) Pro forma for pending transactions.

More Important to Our Customers

Company

Total Cell Sites Tenancies AMT Pro Forma % of Network

20,000 5,800 29%

25,000 2,500 10%

45,000 8,300 18%

44,000 9,300 21%

22,000 4,800 22%

24,000 3,700 15%

8,000 2,400 30%

143,000 28,500 20%

Big 6 Total

Source: Company reports and Wall Street research.

Customer and Revenue Diversification

American Tower

SpectraSite

Combined

Regional Voice & Data

8% Broadcast 7% Paging 5%

Big 6 & Affiliates 58%

Int’l 17%

Other 5%

Regional Voice & Data

7% Broadcast

6% Paging 1%

Other 1% Big 6 & Affiliates 85%

Regional Voice & Data

7% Broadcast 7% Paging 4%

Big 6 & Int’l Affiliates 11% 67%

Other 4%

Maintains well balanced, diversified portfolio while improving US presence

Putting It All Together…

Scale

Largest portfolio of tower assets in the industry Increases percentage of U.S. towers in Top 100 BTAs and core markets over 85% Leading broadcast tower footprint Leading in-building footprint

Largest tower portfolio in key locations

Coverage and Reach

Improves positioning in high—growth wireless market Increases share of typical ‘Big 6’ carrier network from 10% to approximately 20%

Greater ability to meet carrier needs

Shareholder Value

Largest base of tower assets in the most attractive markets Substantial operating efficiencies Enhances financial strength and flexibility Enhanced capital markets presence Strong management

Creates value for all shareholders shareholders

Expected Cost Synergies

Corporate Expense

Administrative Professional Services

U.S. Tower Overhead

Field Offices / Operations Lease and Property Administration

Target Cost Synergies ( Target Cost Synergies ($ MM) $19 – $21 $11 – $14 $30 – $35

Financial Overview

Brad Singer, CFO

American Tower Corporation

Financial Summary

Improves Adjusted EBITDA and Free Cash Flow growth Builds scale with more than 22,000 towers and $1 billion of revenue Capital Structure

Strengthens AMT balance sheet Increases financial flexibility

Diversity and scale should reduce ongoing cost of capital

Creates leading wireless equity security

2004 Financial Summary

($ in millions, except number of towers)

U.S. Towers 12,457 7,739 20,196

International Towers 2,321 0 2,321

In-Building 0 82 82

Total # of Towers / In-Building 14,778 7,821 22,599

Total Revenue $707 $355 $1,062

Adjusted EBITDA 437 178 615

Over $1 billion in Revenue and 600 million in Adjusted EBITDA

AMT Pro Forma

Combined 2005 Guidance and Synergies

($ in millions)

Total Revenue $753 $377 $1,130

Adjusted EBITDA 488 199 722 (b)

Interest Expense 214 48 262

Capex 65 50 115

Free Cash Flow 209 101 345 (b)

Discretionary Free Cash Flow(a) 247 141 423 (b)

Note: Amounts reflect mid-point of outlook provided by management.

(a) Based on $27 million and $10 million of required capital expenditures for AMT and SSI, respectively. (b) Includes $35 million of cost synergies.

AMT: First Quarter Highlights

($ in millions) Actual

Parameter 1Q ‘05 Outlook 1Q ‘05 1Q ‘04

Rental and Management Revenue $178 – $180 $182 $165

Total Revenue 181 – 183 184 169

Adjusted EBITDA 116 – 119 119 103

Interest Expense 55 – 54 55 69

Capex 14 – 12 16 11

Free Cash Flow 47 – 53 48 23

AMT met or exceeded its guidance for the 1 st Quarter of 2005 (Adjusted EBITDA increased 15% year-over-year)

Pro Forma Corporate Structure

AMT Shareholders

59% Ownership

AMT Holdco

Debt: $1,833

41% Ownership

SSI Shareholders

SSI Holdco

Debt: $200 mm Senior Notes

SSI Opco

Debt: $550 mm Bank Facility

AMT Opco (ATI)

Debt: $1,461

Unrestricted Subsidiary

($ in millions)

AMT SSI AMT 2004 Pro Forma AMT 2005E Pro Forma (b)

Bank Debt $698 $550 $1,248 $1,248

Bonds 2,596 200 2,796 2,796

Total Debt $3,294 $750 $4,044 $4,044

Cash 216 35 251 596

Net Debt $3,078 $715 $3,793 $3,448

Net Leverage (a) 7.0x 4.0x 6.2x 4.8x

Debt Profile (At 12/31/04)

(a) Adjusted EBITDA includes non-cash lease expenses of $12 million and $18 million for AMT and SSI in 2004, respectively. (b) Includes $35 million of cost synergies.

Accelerated Balance Sheet Strengthening

12.0x 11.0x 10.0x 9.0x 8.0x 7.0x 6.0x 5.0x 4.0x

11.5x

8.3x

7.0x

4.8x

Target Leverage: 4.0x – 6.0x

2002 2003 2004 2005 Pro Forma

Net Leverage

Leading Wireless Equity Security $90 $70 $50 $30 $15 $12

($ billions) $9

$6

$3

$0 $86 $66 $28 $22 $11 $8 $8 $7 $5 $4 $3 $0 $3 $1 $3

$2 $6

$4 $4

$2 $2 $1

Pro Forma Sprint / Nextel Cons.

Pro Forma Alltel / Western Wireless

Pro Forma AMT / SSI

Nextel Partners

U.S. Cellular

Dobson

Centennial

Alamosa

Crown

GSL (1)

SBA

Equity Value Firm Value

Note: Based on stock price as of 5/3/05. Source: Company filings.

(1) Pro forma for pending transactions.

Wrap-Up and Q&A

Jim Taiclet, CEO

American Tower Corporation

North America’s Premier Tower Company

Maintain / enhance position of industry scale

US Tower base increases from 12K to 20K

Increases share of typical ‘Big 6’ carrier network from 10% to approximately 20%

Greater flexibility to structure win-win contracts with carriers, further enhancing market share

Addition of in-building / distributed antenna systems

Maximize return on investment through operational performance

Significantly larger revenue base to spread fixed SG&A costs in addition to $30 -$35 mm of cost synergies

Proportionally more sites in top 100 major markets

Identify and apply best practices from both companies

Draw the best talent from both companies

Provide compelling total return to shareholders

Lower SSI financial leverage provides incremental financial flexibility

Accelerates ability to return cash to shareholders

Greater size increases diversification and may ultimately lower costs of capital

Greater capitalization broadens shareholder base

America’s Leading Tower Company

Thank You

Definitions

Adjusted EBITDA (AMT): Income (loss) from continuing operations before depreciation, amortization and accretion and impairments, net loss on sale of long-term assets and restructuring expense, plus interest income, TV Azteca, net.

Adjusted EBITDA (SSI): Operating income before depreciation, amortization and accretion expense.

CAPEX: Payments for purchase of property and equipment and construction activities.

Free Cash Flow: Adjusted EBITDA less interest expense and payments for purchase of property and equipment and construction activities. Discretionary Free Cash Flow: Free Cash Flow plus payments for capital expenditures related to new tower builds.

Net Debt: Total long-term obligations, including current portion, less cash and cash equivalents.

Net Leverage: Net Debt divided by Adjusted EBITDA